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                                  EX 99-B.4.13
                               FORM OF ENDORSEMENT

                     ING LIFE INSURANCE AND ANNUITY COMPANY

                    CODE SECTION 408A "ROTH IRA" ENDORSEMENT

This Endorsement is used to enable this Contract to meet the qualification requirements for a Roth Individual Retirement Annuity under Code Section 408A. The following provisions amend the terms of the Contract, and the terms of the Endorsement shall prevail in case of a conflict with the terms of the Contract.


1. Section 1.17, PURCHASE PAYMENT(S), is deleted in its entirety and restated as follows:

     Payments(s) made to the Company. Purchase Payment(s) must be in cash and the total of such contributions, except for rollover contributions as permitted by Code Section 408A(e), may not exceed such dollar amount as permitted under Code Section 219(b)(5)(A) or any higher limit allowed by law for any taxable year. Notwithstanding the previous sentence, a Contract Holder aged 50 or older may make catch-up contributions to the Contract over and above the maximum contribution amount otherwise permitted each year to the extent permitted under Code Section 219(b)(5)(B). We will maintain an asset source account for crediting IRA contributions as described in Code Section 408A.

     Contributions that exceed limitations may either be refunded to the Contract Holder or applied to the following calendar year's contribution, as permitted by the Code. The Company assumes no responsibility for tax consequences that may result from excess contributions that are not refunded to the Contract Holder.


2. Section 3.14, SURRENDER VALUE, is deleted in its entirety and restated as follows:

     The Company will reduce the amount payable upon surrender of any portion of the Current Value by a Surrender Fee. The Surrender Fee will be in accordance with the Surrender Fee table in the Contract Schedule.

     The Fee on a total surrender of the Contract will not exceed 8.5% of the actual Purchase Payment(s) made to the Contract.

     We are required by law to report any surrender to the Internal Revenue Service. Surrenders are reported as fully taxable to the Contract Holder, unless they are considered qualified distributions within the meaning of Code Section 408A(d)(2), in which case they shall be reported as non-taxable.

     The Contract Holder or Beneficiary must notify us in writing when a lump sum payment or Annuity payments are to commence.

     If the Contract Holder or Beneficiary does not request commencement of benefits as described above, we will not be responsible for compliance with the Code Section 401(a)(9) minimum distribution requirements and for any adverse tax consequences that may result.


3. Section 3.19, REQUIRED DISTRIBUTION TO CONTRACT HOLDER, is deleted in its entirety and restated as follows:

     (a) General Requirement: The distribution of the Contract Holder's Current Value shall be made in accordance with Code Section 408(b)(3), except that the rules of the Code Section 401(a)(9)(A) and the incidental death benefit requirements of Code Section 401(a) shall not apply.

     (b) Minimum Death Benefits: If the Contract Holder dies before his or her entire Current Value is distributed, the entire remaining balance will be distributed as follows:

          (1) If the Contract Holder dies on or after the date distributions have begun, the entire remaining balance must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Holder's death.

          (2) If the Contract Holder dies before distributions have begun, the entire remaining balance must be distributed as elected by the Contract Holder or, if the Contract Holder has not so elected, as elected by the Beneficiary or Beneficiaries, as follows:

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               (i)  by December 31st of the year containing the fifth
                    anniversary of the Contract Holder's death; or

               (ii) in equal or substantially equal payments over the life or life expectancy of the designated Beneficiary or Beneficiaries by December 31st of the year following the year of the Contract Holder's death. If, however, the Beneficiary is the Contract Holder's surviving spouse, then this distribution is not required to begin before December 31st of the year in which the Contract Holder would have turned 70 1/2.

     (c) Life Expectancies: Unless an Annuity Option has been elected by the surviving spouse where the Contract Holder dies before distributions have commenced, or unless a Systematic Distribution Option has been elected by the Contract Holder, life expectancies of the Contract Holder or spouse Beneficiary shall be recalculated annually for purposes of distributions under paragraph (b) above. An election not to recalculate shall be irrevocable and shall apply to all subsequent years. The life expectancy of a non-spouse Beneficiary shall not be recalculated. Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations.


4. Subsections (c) and (d) of Section 4.02, ANNUITY PAYMENTS TO ANNUITANT, are deleted.


Endorsed and made a part of the Contract as of the Effective Date.


                                          President
                                          ING Life Insurance and Annuity Company

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